UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: June 5, 2017

SuperCom Reports 42% Revenue Growth In First Quarter 2017 and 150% Improvement in Gross Margin

Herzliya, Israel, June 5, 2017 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, announced results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights As Compared to First Quarter 2016

•	Revenue of $8.3 million compared to $5.9 million, an increase of 42%

•	Gross Margin of 36.5% compared to 14.7%, an increase of 150%

•	Non-GAAP Gross Margin of 39.2% compared to 17.7%

•	EBITDA loss totaled ($0.76 million) compared to ($0.95) million

•	Non-GAAP Net Loss of ($0.9 million) compared to ($1.2 million)

•	Non-GAAP EPS of $(0.07) compared to ($0.08)

•	R&D operating expenses of $1.7 million compared to $1.2 million

Arie Trabelsi, SuperCom’s President and CEO commented, “During the first quarter, our dramatically improved results reflect the financial benefits we are beginning to realize from our strengthened business model. 2016 was a transformational year with four acquisitions that leveraged SuperCom’s DNA of serving the chief security officer of a nation or enterprise and positioned us as a global provider of e-government and security solutions across several high growth markets including national identity, electronic monitoring, cyber security and secure connectivity. These markets have high barriers to entry and a broader base of predictable recurring revenues. As we move through 2017, we will continue to drive our shift to more recurring revenue from a more diverse customer base to support our long term growth. We remain comfortable with our previously stated expectation that the percentage of our steady-state revenues from developed markets will grow from less than 5% in 2015 to close to 50% in 2017. As our customer base evolves from primarily government entities to now include top corporations from the banking, telecom, finance and retail industries, among others, we are lessening our exposure to the volatility we experienced with our previous concentration in national governments in emerging markets.”

Mr. Trabelsi continued, “We have focused considerable attention on driving efficiencies in our business and drove margin improvement across our business, especially when comparing our results to the back half of 2016. Gross margins more than doubled over the same quarter last year. Furthermore, we reduced our operating costs as we realized synergies in our business, positioning us favorably to drive enhanced profitability as we grow revenue.”

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Mr. Trabelsi concluded, “While we are pleased to have demonstrated progress in the first quarter of 2017, there is a great deal of work ahead. We are increasingly confident about our revenue pipeline, contiue to drive integration, and are confident that we will continue to realize improved financial performance as we move through 2017.“

First Quarter 2017 Highlights by Segment:

e-ID:

•	$9M Secure Web Land Geographical Information System project in Colombia, on track for deployment completion and transition to steady-state in July 2018.

•	March 2017: Awarded $3 million contract to provide various core elements of our flexible electronic-ID solutions.

M2M:

•	March 2017: Awarded an EM contract in Ontario, Canada valued at up to $1.7 million in revenues.

•	March 2017: Selected by the Czech Republic’s Ministry of Justice, for a $3.7 million national EM project.

Cyber Security:

•	Achieved quarterly sales growth as recognizable revenues move closer to bookings, with deferred revenues approaching further stability.

Connectivity and Payments

•	Launched a Mobile e-Wallet Solution with VeriFone and Nofshonit for one of Israel's largest loyalty clubs with over one million active clients

Financial Outlook

Based on the current information available to the Company, management re-affirms its belief that revenue for the full year 2017 will surpass $35 million, an approximately 75% increase compared to 2016.

Results Conference Call

The Company will host a conference call, today, Monday, June 5, 2017, at 10 a.m. Eastern time to review the Company's first quarter financial results and business outlook.

To participate, interested investors should call one of the following telephone numbers. It is recommended that participants dial in at least five minutes before the start of the call:

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US:	1- 877-407-9124	at 10 a.m. Eastern Time
International:	1- 201-689-8584

A webcast of the call will be available on the SuperCom investor relations website at http://www.supercom.com.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Company Contact:

Ordan Trabelsi, President Americas

Tel: 1 212 675 4606

ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on May 16, 2016. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables follow]

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SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2017	2016
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	773	1,708
Restricted bank deposits	1,355	1,110
Trade receivable, net	11,848	10,310
Deferred tax short term	1,469	1,567
Other accounts receivable and prepaid expenses	2,663	2,500
Inventories, net	5,920	5,965

Total current assets	24,028	23,160

LONG-TERM ASSETS
Severance pay funds	298	282
Deferred tax long term	2,842	2,656
Customer Contracts	4,381	4,684
Software and other IP	5,791	5,987
Goodwill	7,026	7,026
Patents	5,283	5,283
Other Intangible assets	3,569	3,230
Property & equipment, net	1,053	1,165

Total Assets	54,271	53,473

CURRENT LIABILITIES
Short-term bank credit	316	-
Trade payables	4,921	3,958
Employees and payroll accruals	3,545	2,948
Related parties	88	56
Accrued expenses and other liabilities	3,135	3,497
Deferred revenues Short term	1,606	1,633
Deferred tax liability short term	9	156
Short-term liability for future earn-out	778	679

Total current liabilities	14,398	12,927

LONG-TERM LIABILITIES
Long-term loan and others	461	-
Long-term liability for future earn-out	946	946
Deferred revenues long term	514	423
Deferred tax liability long term	540	-
Accrued severance pay	513	453

Total long-term liabilities	2,974	1,822

SHAREHOLDERS' EQUITY:
Ordinary shares	1,024	1,024
Additional paid-in capital	81,686	81,515
Accumulated deficit	(45,811)	(43,815)

Total shareholders' equity	36,899	38,724

	54,271	53,473

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2017	2016
	Unaudited	Unaudited

REVENUES	8,327	5,867
COST OF REVENUES	(5,285)	5,003

GROSS PROFIT	3,042	864

OPERATING EXPENSES:
Research and development	1,681	1,189
Selling and marketing	1,934	1,931
General and administrative	1,675	1,596
Other expenses (income)	(400)	(2,606)

Total operating expenses	4,890	2,110

OPERATING INCOME (LOSS)	(1,848)	(1,246)
FINANCIAL INCOME (EXPENSES) , NET	(176)	(56)

INCOME (LOSS) BEFORE INCOME TAX	(2,024)	(1,302)
INCOME TAX BENEFIT (EXPENSES)	28	1,381

NET INCOME FOR THE PERIOD	(1,996)	79

Basic	(0.13)	0.01

Diluted	(0.13)	0.01

Weighted average number of ordinary shares used in computing basic income per share	14,938,339	15,130,490

Weighted average number of ordinary shares used in computing diluted income per share	15,018,901	15,219,619

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended March 31,
	2017	2016
	Unaudited	Unaudited

GAAP gross profit	3,042	864
Amortization of Software and IP	154	89
Stock-based compensation expenses	53	86

Non-GAAP gross profit	3,249	1,039

GAAP operating income (expense)	(1,848)	(1,246)
Amortization of Software and IP	412	89
Amortization of Customer Contracts	327	191
Stock-based compensation expenses	171	489
Expense related transaction DD	-	108
Restructuring costs related to newly acquired operations	-
Expense for doubtful debt	-	(800)

Non-GAAP operating income (loss)	(938)	(1,169)

GAAP net income(Loss)	(1,996)	79
Amortization of Software and IP	412	89
Amortization of Customer Contracts	327	191
Stock-based compensation expenses	171	489
Expense related transaction DD	-	108
Expense for doubtful debt	-	(800)
Restructuring costs related to newly acquired operations	-	-
Income tax benefit	(28)	(1,381)

Non-GAAP net income(Loss)	(1,141)	(1,225)

Non-GAAP EPS	(0.07)	(0.08)

NET INCOME FOR THE PERIOD	(1,996)	79
Income tax expenses (income), net	(28)	(1,381)
Financial expenses (income), net	176	56
Depreciation , amortization and stock-based compensation expenses	1,086	988
Expense related transaction DD	-	108
Expense for doubtful debt	-	(800)

EBITDA *	(762)	(950)

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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